ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
James M. Forbes (617) 235 4765 (617) 235 0888 james.forbes@ropesgray.com

June 27, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Monique Botkin

Re:	GMO Trust (File Nos. 002-98772 and 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On June 13, 2014, Monique Botkin (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Thomas R. Hiller, James M. Forbes, and R. Brent Bates of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 172 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 215 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 172/215”).

Certain comments regarding Amendment No. 172/215 were addressed to the Staff Reviewer’s satisfaction during our conversation on June 13, 2014. The Staff Reviewer requested that the Registrant respond to the remaining comments supplementally via EDGAR correspondence. Accordingly, responses to the Staff Reviewer’s comments on Amendment No. 172/215 are set forth below.

GMO Trust Multi-Class Prospectus

All Funds

Fees and Expenses

1.	For each line entry for “Acquired fund fees and expenses” in a Fund’s operating expenses table, please confirm that the entry follows the requirements of Form N-1A, specifically Item 3, Instruction 3(f), and includes all operating expenses of each acquired fund.

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Response: The Registrant confirms that it calculates acquired fund fees and expenses in accordance with the Instructions to Form N-1A. In accordance with Form N-1A, the Registrant does not include a separate line entry for acquired fund fees and expenses if, as a result of its investment in shares of one or more underlying funds, the expenses incurred indirectly by a Fund do not exceed one basis point (0.01%) of the average net assets of the Fund. In such event, any acquired fund fees and expenses are included with “Other expenses.” Please note that the calculation of acquired fund fees and expenses, and whether to include such expenses within other expenses rather than as a separate line item, is discussed in the Prospectus under “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses – Fee and Expense Information.”

2.	Please confirm that short sale-related expenses are included in a Fund’s operating expenses table.

Response: The Registrant confirms that short-sale related expenses incurred by a Fund, such as interest expense, are included in the Fund’s operating expense table, either in “Other expenses” or, when the expense is incurred by an underlying fund, in “Acquired fund fees and expenses.”

3.	In the narrative prior to the example, please clarify that the “1 Year” expense estimates are “after reimbursement.”

Response: The requested change has been made.

Principal Investment Strategies

4.	Where used in a Fund’s principal investment strategies, please clarify the reference to “valuation reversion.”

Response: The requested change has been made.

5.	Please clarify what is meant by “absolute face value” of derivative positions for each Fund including such reference.

Response: The requested change has been made.

6.	For Funds that reference “other alternative asset classes,” please specify the types of asset classes that are considered.

Response: The requested change has been made.

7.	Please clarify what is meant by “indirect” investing.

Response: The Registrant notes that references to “indirect” investing in a Fund’s principal investment strategies are generally accompanied by explanations of indirect exposure (e.g., through underlying funds or through investments such as derivatives). Indirect investing is also explained in the Prospectus, in “Additional Information about the Funds’ Investment Strategies,

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Risks, and Expenses – Certain Definitions”: “For example, a Fund may invest indirectly in a given asset or asset class by investing in another Fund or by investing in derivatives and synthetic instruments.”

8.	Where referenced in a Fund’s principal investment strategies, please add disclosure to the effect that “below investment grade securities” are also referred to as “junk bonds.”

Response: The requested change has been made.

Name Policies

9.	For Funds that include “global” as part of the Fund’s name, please describe how the Fund will invest in countries around the world.

Response: The Registrant notes that, as stated under “Name Policies” in the Prospectus, Funds that include “global” in the Fund’s name have not adopted formal name policies with respect to that term, but typically invest in investments that are tied economically to, or seek exposure to, a number of countries throughout the world. The Registrant notes that this approach is consistent with the adopting release for Rule 35d-1 under the 1940 Act.1

10.	Please describe the Registrant’s approach to the treatment of derivative contracts for purposes of each Fund’s Rule 35d-1 Name Policy.

Response: As noted in the Rule 35d-1 Adopting Release, Rule 35d-1 “permit[s] an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” Consistent with this statement and the general purposes of Rule 35d-1, the Registrant will use either a derivative contract’s notional value or market value, depending on which value the Registrant believes best reflects the economic characteristics of investment exposure provided by the derivative contract.2 For example, for a Fund with the word “bond” in its name, the Registrant would typically use the notional value of a long position in a bond futures contract for purposes of measuring the Fund’s compliance with its Name Policy. This is because the Fund would expect that the potential performance impact of holding a long position in a bond futures contract would be tied to the contract’s notional value, rather than its market value.

The Registrant notes that following the Rule 35d-1 Adopting Release’s indication that an investment company may count synthetic instruments toward its Name Policy, no other guidance, including the applicable Q&A’s available on the SEC’s website and Investment Company Act Release No. 29776 (August 31, 2011) (commonly referred to as the “Derivatives Concept Release”), has provided further clarification on how an investment company should account for synthetic instruments for purposes of Rule 35d-1.

[1]	See Investment Company Act Release No. 24828 (January 17, 2001) (the “Rule 35d-1 Adopting Release”) (noting that funds using the terms “international” or “global” in their names are not governed by Rule 35d-1, but that the SEC would expect “investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world”).
[2]	See Rule 35d-1 Adopting Release (January 17, 2001) (the SEC stating that “We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”)

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Principal Risks

11.	Please confirm that the Registrant has reviewed and incorporated into its derivatives disclosure the observations of the SEC Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”).

Response: The Registrant believes that disclosure in the Registrant’s Prospectus, and Statement of Additional Information, sufficiently explains the types of derivatives in which each Fund may invest, the specific purpose for using such derivatives, the extent to which such derivatives will be used and the risks associated with such derivatives, in accordance with the ICI Letter. The Registrant notes that it considers its derivatives disclosures during each annual update and considers the ICI letter as part of that process. The Registrant further notes that, consistent with the ICI Letter, the Registrant’s financial statements include disclosure as to how the Funds utilized derivatives during the relevant reporting period.

12.	Please revise the discussion of “Commodities and Natural Resources Risk” to better reflect that only one underlying fund may concentrate its assets in the natural resources sector.

Response: The requested change has been made.

13.	Please consider adding to “Leveraging Risk” that leverage may increase the risks associated with market volatility and may augment losses.

Response: The Registrant believes that its current disclosure regarding leverage (“leverage increases the Fund’s losses when the value of its investments (including derivatives) declines”) adequately describes this risk.

14.	For “Focused Investment Risk,” please clarify what is meant by “high positive correlations” or use different language.

Response: The requested change has been made.

Management of the Fund

15.	Please consider stating the year that each portfolio manager began his or her management of a Fund.

Response: For those portfolio managers that have advised a Fund since that Fund’s inception, the disclosure states “since the Fund’s inception” rather than referencing the Fund’s year of inception. The Registrant believes that this practice is consistent with Item 5(b) of Form N-1A because, in each instance, the Fund’s inception date is stated in Average Annual Total Returns.

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Purchase Premiums and Redemption Fees

16.	Please confirm supplementally that none of the Funds offered in the Prospectus is a wholly-owned subsidiary of another GMO Fund.

Response: The Registrant confirms that this is the case. The Registrant notes that GMO Implementation Fund is a wholly-owned subsidiary of GMO Benchmark-Free Allocation Fund. GMO Implementation Fund is not offered by the Prospectus; it is offered in a separate private placement memorandum.

GMO Benchmark-Free Allocation Fund

Fees and Expenses

17.	In the Fund’s annual fund operating expenses table, please consider adding a footnote to the supplemental support fee to further describe the fee.

Response: The Registrant follows the same disclosure approach for shareholder service fees (i.e., disclosure under “Management of the Trust” in lieu of a footnote to the expense table) as it does for supplemental support fees and believes that its investors understand this approach.

Principal Investment Strategies

18.	Please consider providing more detail regarding GMO Implementation Fund in the discussion of GMO Benchmark-Free Allocation Fund’s principal investment strategies.

Response: The Registrant believes the existing disclosure in the Prospectus regarding GMO Implementation Fund is adequate. The disclosure of GMO Benchmark-Free Allocation Fund’s principal investment strategies states that GMO Implementation Fund is an underlying fund and that the Fund is permitted to invest in any asset class. The discussion of the Fund’s principal investment strategies incorporates both those strategies that the Fund pursues directly and those that it pursues through Implementation Fund and other underlying funds. Additional detail regarding GMO Implementation Fund, and the other GMO Funds that are underlying funds, is provided in “Investment in Other GMO Funds” in the back of the Prospectus.

19.	Please consider listing examples of the asset classes in which the Fund may invest directly or indirectly.

Response: The requested change has been made.

Principal Risks

20.	Please consider whether a separate risk for emerging markets investment is appropriate, considering the Fund’s principal investment strategies.

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Response: The “Non-U.S. Investment Risk” included for the Fund notes the increased risks associated with investments in companies tied economically to emerging countries and that emerging country economies tend to be more volatile.

Annual Total Returns

21.	Please explain to the Staff the reference to “prior fee arrangement” in footnote “a” to the Average Annual Total Returns table.

Response: The reference is to the fees charged under the Fund’s prior management contract. At a special meeting on November 10, 2011, shareholders approved a new management contract for the Fund.

GMO Quality Fund

22.	Under the Fund’s principal investment strategies, please confirm supplementally whether the assessment of leverage is a reference to leverage of the Fund or leverage of the companies in which the Fund may invest.

Response: The Registrant confirms that this is a reference to the leverage of the companies in which the Fund may invest.

GMO Global Bond Fund

23.	Please explain supplementally how the Fund covers its obligations under credit default swaps in situations where the Fund is the seller of the swaps.

Response: The Registrant notes that the Fund covers its future obligations under credit default swaps and other derivatives in accordance with the requirements of Section 18(f) of the 1940 Act and related guidance3 from the SEC and Staff. In the case of physically settled credit default swaps where the Fund is a seller of protection, the Fund maintains segregated liquid assets equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par value less any collateral on deposit and/or establishes offsetting positions sufficient to cover the Fund’s future obligations. In the case of cash settled credit default swaps where the Fund is a seller of protection, the Fund maintains segregated liquid assets equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par value less the marked-to-market value of such assets and also less any collateral on deposit and/or establishes offsetting positions sufficient to cover the Fund’s future obligations.

[3]	See Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979). See also Dreyfus Strategic Investing and Dreyfus Strategic Income, SEC No-Action Letter (June 22, 1987); Hutton Options Trading, SEC No-Action Letter (February 2, 1989); and Sanford C. Bernstein Fund, SEC No-Action Letter (June 25, 1990).

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GMO Risk Premium Fund

24.	Please consider stating that the use of merger arbitrage strategies represents an expansion of the Fund’s principal investment strategies.

Response: In the narrative under “Performance,” the Registrant has included a note that performance information prior to June 30, 2014 does not include the strategy of utilizing merger arbitrage investments.

GMO Trust Multi-Class Statement of Additional Information

Investment Restrictions

25.	Please confirm supplementally what constitutes a “cash item.”

Response: The term “cash items” is relevant to the determination of whether an investment company is diversified or non-diversified under the 1940 Act. The Registrant notes that cash items are generally considered to be those that have a high degree of liquidity and a relative safety of principal.4

26.	Please state what is meant by “indirect investing” under a Fund’s Name Policy.

Response: As noted in the Prospectus under “Name Policies,” a Fund may, for purposes of its Name Policy, invest indirectly in the relevant type of investment by purchasing securities in another Fund or investing in derivatives or synthetic investments with underlying assets that have economic characteristics similar to the relevant type of investment.

*    *    *    *    *

As requested, on behalf of the Trust, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Very truly yours,

/s/ James M. Forbes

James M. Forbes

cc: Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq., Ropes & Gray LLP

Elizabeth R. Reza, Esq., Ropes & Gray LLP

[4]	See Willkie Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000).